Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three months ended March 31,
	2013	2012
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests	$15,639	$10,286
Add:
Distributed income of unconsolidated joint ventures	293	237
Amortization of capitalized interest	127	127
Interest expense	12,876	12,334
Portion of rent expense - interest factor	511	516
Total earnings	29,446	23,500

Fixed charges:
Interest expense	12,876	12,334
Capitalized interest and capitalized amortization of debt issue costs	48	163
Portion of rent expense - interest factor	511	516
Total fixed charges	$13,435	$13,013

Ratio of earnings to fixed charges	2.2	1.8